# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Agape ATP Corp, CIK 0001713210
CUSIP: 008389207
Title of class of securities: COMMON STOCK, PAR VALUE US$0.0001 PER SHARE
Address of issuer's principal executive offices: 1705-1708 LEVEL 17, TOWER 2, FABER TOWER, JALAN DESA BAHAGIA, TAMAN DESA, KUALA LUMPUR, Malaysia (N8), 58100
Date of event which requires filing of this statement: 03/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059849

## Reporting persons
- Global Ascend Ventures Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 3,022,200; shared voting power 0; sole dispositive power 3,022,200; shared dispositive power 0; aggregate amount beneficially owned 3,022,200 (6.05% of the class)
  Comment: (1) Terence W Tulus beneficially owns 3,022,200 shares of common stock through his 100% ownership of Global Ascend Ventures Ltd, all of which were acquired pursuant to the subscription agreement dated February 28, 2025.
  
  (2) The percentage is calculated based upon (i) 50,005,381 shares of common stock issued and outstanding as of March 24, 2025 as reported in the Issuer's 8-K filed with the SEC on March 25, 2025; and (ii) Global Ascend Ventures Ltd owns 3,022,200 shares of common stock as of March 24, 2025.
- Terence W Tulus: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 3,022,200; shared voting power 0; sole dispositive power 3,022,200; shared dispositive power 0; aggregate amount beneficially owned 3,022,200 (6.05% of the class)
  Comment: (1) Terence W Tulus beneficially owns 3,022,200 shares of common stock through his 100% ownership of Global Ascend Ventures Ltd, all of which were acquired pursuant to the subscription agreement dated February 28, 2025.
  
  (2) The percentage is calculated based upon (i) 50,005,381 shares of common stock issued and outstanding as of March 24, 2025 as reported in the Issuer's 8-K filed with the SEC on March 25, 2025; and (ii) Global Ascend Ventures Ltd owns 3,022,200 shares of common stock as of March 24, 2025.

## Item 1. Issuer
Name of issuer: Agape ATP Corp
Address of issuer's principal executive offices: 1705 - 1708, Level 17, Tower 2, Faber Towers, Jalan Desa Bahagia, Taman Desa, Kuala Lumpur, Malaysia, 58100

## Item 2. Person Filing
Name of person filing: Global Ascend Ventures Ltd, a British Virgin Islands private limited company (the "Reporting Company") and Terence W Tulus, its director (the "Reporting Person").
Address of principal business office or, if none, residence: The address of both the Reporting Company and the Reporting Person is Omc Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Island.
Citizenship: The Reporting Company is incorporated under the laws of the British Virgin Islands and the Reporting Person is a citizen of Malaysia.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Company was issued 3,022,200 shares of the Issuer's common stock, par value US$0.0001 per share, pursuant to a subscription agreement. The Reporting Person 100% owns and controls the Reporting Company.
Percent of class: The percentage is calculated based upon (1) 50,005,381 shares of common stock issued and outstanding as of March 24, 2025 as reported in the Issuer's 8-K filed with the SEC on March 25, 2025; and (2) the Reporting Company owns 3,022,200 shares of common stock as of March 24, 2025
Sole power to vote or to direct the vote: For the Reporting Company and the Reporting Person, 3,022,200.
Shared power to vote or to direct the vote: For the Reporting Company and the Reporting Person, 0.
Sole power to dispose or to direct the disposition: For the Reporting Company and the Reporting Person, 3,022,200.
Shared power to dispose or to direct the disposition: For the Reporting Company and the Reporting Person, 0.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
The Joint Filing Agreement between the Reporting Company and the Reporting Person is filed with this Schedule 13G.

## Signatures
- Global Ascend Ventures Ltd: /s/ Terence W Tulus, Director (03/31/2025)
- Terence W Tulus: /s/ Terence W Tulus, Self (03/31/2025)